Exhibit (a)(13)

[RADIANT LETTERHEAD]

December 20, 2004

Dear Employee Option Holder:

We have amended our Offer to Exchange, dated December 2, 2004 (the “Offer to Exchange”), to provide you certain additional disclosures and clarification, as requested by the Securities and Exchange Commission. These changes are included in the Amended and Restated Offer to Exchange, dated December 20, 2004 (the “Amended and Restated Offer to Exchange”). For your convenience, we have listed the changes we made to the Offer to Exchange below. All page references are to the Amended and Restated Offer to Exchange.

•	The first paragraph under “Summary Term Sheet” on page 1 was amended to read as follows:

We are providing this summary term sheet for your convenience. It describes the most material terms of the offer to exchange, but is only a summary and does not describe all of the details of the offer to exchange contained in this document and the Letter of Transmittal Form. We urge you to read carefully the remainder of this offer to exchange and the accompanying Letter of Transmittal Form. We have included references to the relevant sections in this document where you can find a more complete description of the topics in this summary.

•	The answer to “Are there any requirements I must satisfy after the expiration date of the offer to receive the new options?” beginning on page 1 was amended to read as follows:

To receive a grant of new options pursuant to the offer and under the terms of the Option Plan, you must be an employee of Radiant or one of our subsidiaries from the date you tender options through the date we grant the new options. As discussed below, we will not grant the new options until the first business day which is at least six months and one day following the date we cancel the tendered options accepted for exchange. After the expiration date, all options accepted for exchange, whether vested or not, will be canceled and will not be returned to the option holder.

If, for any reason, you are not an employee of Radiant Systems, Inc. or one of our subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that have been accepted for exchange and canceled. If your employment terminates before the expiration date, you may withdraw your tendered options, whether vested or not. If your employment terminates after the expiration date, you may not withdraw your tendered options, whether vested or not, because they will have been canceled. (See Sections 4 and 5.)

•	The following sentences were added (i) as the second paragraph under “What if we enter into a change of control or similar transaction?” on page 4, (ii) at the end of the paragraph under “If we enter into a change of control transaction, you may not receive new option grants.” on page 7 and (iii) at the end of the fourth paragraph under “5. Acceptance of Options for Exchange and Issuance of New Options.” on page 13:

If you choose not to participate in the offer to exchange, your options will remain outstanding. In the event of a change of control, option holders may receive securities of the acquiror. Option holders may have a greater likelihood of receiving securities of an acquiror than a person with a right to receive new options under this offer to exchange.

•	The following sentences were added (i) at the end of the paragraph under “If your employment terminates prior to the grant of the new option, you will receive neither a new option nor the return of your cancelled option.” on page 7 and (ii) at the end of the third paragraph under “5. Acceptance of Options for Exchange and Issuance of New Options.” on page 13:

If your employment terminates before the expiration date, you may withdraw your tendered options, whether vested or not. If your employment terminates after the expiration date, you may not withdraw your tendered options, whether vested or not, because they will have been canceled.

•	The first sentence under “5. Acceptance of Options for Exchange and Issuance of New Options.” on page 13 was amended to read as follows:

Upon the terms and subject to the conditions of this offer and promptly following the expiration date, we expect to accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. (emphasis added)

•	The second sentence of the last paragraph under “6. Conditions of the Offer.”, which is at the top of page 15, was amended to read as follows:

We may assert them in our discretion regardless of the circumstances giving rise to them, excluding any action or inaction by us, prior to the expiration date. (emphasis added)

•	Financial information as of and for the nine months ended September 30, 2004 and 2003 was included under “The Offer—9. Information Concerning Radiant Systems, Inc.—Financial Information” on page 20. The following additional information was included under this section: (i) “Income (loss) per share from continuing operations”, “Comprehensive income” and “Statement of Cash Flows Data” financial information for the nine months ended September 30, 2004 and 2003 and for the years ended December 31, 2003 and 2002 and (ii) additional line items under “Balance Sheet data” as of September 30, 2004 and 2003 and for the years ended December 31, 2003 and 2002.

This offer is being made under the terms and subject to the conditions of the Amended and Restated Offer to Exchange and a related Letter of Transmittal Form. You should carefully read these documents before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the Amended and Restated Offer to Exchange.

If you have any questions about the offer, please refer to the documents posted at http://portal.radiant.com/sites/OEP or contact Corporate Benefits at telephone: (770) 576-6350, facsimile: (770) 754-7773 or e-mail: corporatebenefits@radiantsystems.com. We thank you for your continued efforts on behalf of Radiant.

Sincerely,

/s/ John H. Heyman
John H. Heyman, Chief Executive Officer